UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated June 19, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, June 19, 2025 Comisión Nacional de Valores

Re.: Relevant Matter

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) following up on the relevant fact published on February 24th and March 24th, 2025.

In this regard, the Company informs that, within the framework of the notification made by the Company to the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia)(“CNDC”) in accordance with Article 9 of Law No. 27,442, the Company was notified today of the Resolution issued by the Secretary of Industry and Commerce RESOL-2025-22498026-APN-SIYC#MEC which, in short: (1) communicates to the Company the Technical Opinion dated June 19, 2025, issued by the CNDC considered as the objection report under the terms of Article 14 of Law No. 27,442; (2) grants a period of fifteen (15) days for Telecom Argentina to submit any comments it deems appropriate and/or propose remedies to mitigate the effects on competition arising from the objection report; and (3) convenes a special hearing, to be scheduled by the CNDC, to consider the measures the parties may offer to mitigate the potential negative impact on competition identified in the aforementioned objection report.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 20, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations